Contact

www.linkedin.com/in/wilson-chang-48390216 (LinkedIn)

Wilson Chang

Building cleantech businesses
New York, New York, United States

Experience

Sunrock Distributed Generation
Chief Executive Officer
2023 - Present (1 year)

Sunstone Credit
Co-Founder
2021 - 2023 (2 years)

Hudson Sustainable Group
Partner
2012 - 2022 (10 years)

Sunlight Financial
Co-Founder and Board Member
2014 - 2021 (7 years)

Silver Lake Partners
Investment Professional
2008 - 2010 (2 years)

Goldman Sachs
Investment Banking
2006 - 2008 (2 years)

Education

The Wharton School
· (2010 - 2012)

University of California, Berkeley